UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana Co-Founding Scientist, Professor Colin Masters, to Receive Lewis K. Black International Prize for Excellence in Biomedical Research

Prana Co-Founding Scientist, Professor Colin Masters, to Receive
Lewis K. Black International Prize for Excellence in Biomedical Research

-  Professor Masters Recognized for His Work on the Molecular Pathogenesis of Alzheimer’s Disease -

Melbourne, Australia - October 16, 2006: Professor Colin Masters, MD, PhD, of the Department of Pathology, University of Melbourne and co-founding scientist and Director of Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), will receive the Lewis K. Black International Prize for Excellence in Biomedical Research, presented by Thomas Jefferson University.

Professor Masters and Konrad Beyreuther, Ph.D. (of Germany) will receive The Prize at The Fourth Lennox K. Black Excellence in Medicine Symposium at Thomas Jefferson University on Monday, October 23. The Lewis K. Black International Prize in Medicine is awarded biennially in recognition of the impact, either accomplished or potential, of pioneering biomedical research on the alleviation of human disease and suffering.

“Professor Masters’ receipt of this prestigious award offers further validation of the absolute credibility of the Prana scientific team”, said Geoffrey Kempler, Chairman and Chief Executive Officer. “For over 30 years, Colin has dedicated his research to the study of the nature of Alzheimer’s disease with the hope of finding an effective treatment. On behalf of the Prana Board, I congratulate Professor Masters on this well-deserved recognition.”

In July, Professor Masters also was awarded the Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease (ICAD) in Madrid. His current research studies on Alzheimer’s disease are focused on identifying compounds, such as PBT2 (Prana’s lead compound), that can inhibit the production or aggregation of amyloid in the Alzheimer’s diseased brain. PBT2 is scheduled to commence a Phase II clinical trial in Sweden.

Thomas Jefferson University is an academic health center located in Philadelphia, Pennsylvania. It consists of the Jefferson Medical College, the Jefferson College of Graduate Studies, the Jefferson College of Health Professions and associated University services. The mission of Thomas Jefferson University is to serve society through contributions to the maintenance and enhancement of people’s health and well-being.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:
Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  October 16, 2006